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                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                            -------------------


                               SCHEDULE 13D
                 Under the Securities Exchange Act of 1934


                               -------------

                             (Amendment No. 1)

                       INTEK DIVERSIFIED CORPORATION
-------------------------------------------------------------------------
                             (Name of Issuer)

            Common Stock                           458134 10 3
-----------------------------------   -----------------------------------
   (Title of class of securities)                (CUSIP number)

                              Robert B. Kelly
                             1101 30th Street
                       N.W., Washington, D.C.  20007
                              (202) 342-0460
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    (Name, address and telephone number of person authorized to receive notices and communications)

                               March 7, 1996
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          (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box   [_].


Check the following box if a fee is being paid with the statement   [_]


(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                     (Continued on following page(s))

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 CUSIP No.       458134 10 3             13D

     1     NAME OF REPORTING PERSON:    Securicor International Limited

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [_]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  00

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      United Kingdom
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       937,042
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:     -0-
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:  937,042
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       -0-
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       937,042
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  8.6%

    14     TYPE OF REPORTING PERSON:    CO
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               This amends and supplements the Statement on Schedule 13D
     filed with the Securities and Exchange Commission (the "Commission") by Securicor International Limited (the "Reporting Person") with respect to its ownership of common stock, par value $.01 per share (the "Common Stock"), of Intek Diversified Corporation (the "Issuer"). Unless otherwise indicated, all capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D.

     Item 4.   Purpose of Transaction.
               ----------------------

               Item 4 is hereby amended and supplemented by the addition of the following information:

               On March 7, 1996, the Issuer, Simmonds Capital Limited ("Simmonds Capital"), Roamer One and Securicor Communications Ltd., an affiliate of the Reporting Person, entered into a letter of intent (the "Letter of Intent") regarding the combination of certain of their wireless communication businesses and related technology. Securicor Communications Ltd. is a wholly-owned subsidiary of Security Services, plc, which also owns 100% of the issued and outstanding capital stock of the Reporting Person. If the transactions contemplated by the Letter of Intent are consummated, (i) Securicor Communications Ltd. will receive 25,000,000 shares of Common Stock in exchange for all of the issued and outstanding securities of Securicor Radiocoms Ltd. and all of Securicor Communications Ltd.'s shares of Preferred Stock of E.F. Johnson Company, and (ii) Issuer will acquire a certain license from an indirect, wholly-owned subsidiary of Simmonds Capital and will acquire certain intangible assets, in exchange for the issuance of 2,500,000 shares of Common Stock to Simmonds Capital. The completion of the transactions contemplated by the Letter of Intent is subject to the completion of due diligence reviews by the parties, the negotiation and execution of definitive documentation and other terms and conditions, including the receipt of regulatory and third-party approvals and consents and the approval of the Issuer's shareholders
     of the proposed transactions.   The Issuer also has announced that,
     following consummation of the transactions contemplated by the Letter of Intent, it intends to effect a public offering of its securities.

               Upon completion of the transactions contemplated by the Letter of Intent, the Reporting Person and Securicor Communications Ltd. will beneficially own an aggregate of 25,937,042 shares of Common Stock, or approximately 67.4% of the issued and outstanding shares of Common Stock on a pro forma basis. After giving effect to the contemplated public offering,





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     the Reporting Person and Securicor Communications Ltd. currently intend to hold a majority of the issued and outstanding shares of Common Stock.

               Except as set forth herein, the Reporting Person has no present plans or proposals which relate to or would result in any of the events required to be disclosed under this Item 4.

     Item 7.   Material to be Filed as Exhibits
               --------------------------------

               The following are filed herewith as exhibits to this
     Schedule 13D:

               (1) Letter of Intent, dated as of March 7, 1996, by and among the Issuer, Simmonds Capital, Securicor
                    Communications Ltd. and Roamer One

               (2) Joint Press Release, dated March 8, 1996, of the Issuer, Simmonds Capital and Securicor Group plc

               (3) Press Release, dated March 8, 1996, of Securicor Group plc




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                                    SIGNATURE


               After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.


     Date:  March 12, 1996         /s/ Nigel Griffiths
                                   __________________________
                                   Signature

                                   Nigel Griffiths/Director
                                   _________________________
                                   Name/Title








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                                  EXHIBIT INDEX




     Exhibits: (1)  Letter of Intent, dated as of March 7, 1996, by and among Issuer, Simmonds Capital, Securicor
                    Communications Ltd. and Roamer One

               (2) Joint Press Release, dated March 8, 1996, of the Issuer, Simmonds Capital and Securicor Group plc

               (3) Press Release, dated March 8, 1996, of Securicor Group plc






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